

June 1, 2012

Via E-mail
Joseph G. Kaveski
Chief Executive Officer
Energy Focus, Inc.
32000 Aurora Road
Solon, Ohio 44139

> **Re:** **Energy Focus, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 31, 2012**
> **File No. 0-24230**

Dear Mr. Kaveski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 2 – Increase in the number of authorized shares of common stock, page 6

1. Please disclose any immediate plans for the issuance of common shares of your stock. If you have no such plans, please revise to include a statement that you have no current plans, proposals, understandings, agreements or commitments to issue additional common shares for any purpose.

2. Please revise to disclose potential negative effects of the increase in authorized common stock, including dilution, decreased voting power, and anti-takeover effects.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 if you have any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director